Filed by US BioEnergy Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Millennium Ethanol, LLC
Commission File No.: 333-144246
On August 27, 2007, US BioEnergy Corporation and Millennium Ethanol, LLC issued the following press release.
*       *       *
US BioEnergy Announces Determination of Merger Consideration
August 27, 2007 11:48 PM Eastern Daylight Time
ST. PAUL, Minn.—(BUSINESS WIRE)—US BioEnergy Corporation (NASDAQ:USBE) and Millennium Ethanol, LLC today announced that the aggregate consideration pursuant to the merger agreement that the two companies entered into on May 31, 2007 will be approximately $133,320,000, after taking into account Millennium’s transaction expenses as provided in the merger agreement. As permitted by the merger agreement, US BioEnergy has elected to pay the aggregate merger consideration with approximately $11,776,000 in cash and 11,500,000 newly issued shares of US BioEnergy common stock (which shares are valued at $10.569, or the average per share closing price of US BioEnergy’s common stock on the NASDAQ Global Market for the ten most recent trading days ending today, August 27, 2007).
Pursuant to this election and the terms of the merger agreement, Millennium’s unitholders of record will receive $0.1787 and 0.1745 shares of US BioEnergy common stock for each Class A unit held, $0.5888 and 0.5750 shares of US BioEnergy common stock for each Class B unit held and $0.1886 and 0.1842 shares of US BioEnergy common stock for each Class C unit held.
The merger consideration is subject to change, and US BioEnergy’s election will be revoked, in the event the meeting of Millennium’s members is postponed.
About US BioEnergy Corporation
US BioEnergy Corporation is a producer and marketer of ethanol and distillers grains. The company currently owns and operates four ethanol plants and has three additional ethanol plants under construction, and intends to acquire Millennium Ethanol, LLC. Upon completion of these initiatives, the company will own and operate eight plants with combined expected nameplate ethanol production capacity of 700 million gallons per year.
Forward-looking Statements
Certain matters discussed in this news release are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although US BioEnergy Corporation believes that its expectations are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. Therefore, actual results could vary materially from what we expect. Please review our filings the Securities and Exchange Commission, including Annual Report on Form 10-K for the year ended December 31, 2006, for important risk factors that could cause results to differ materially from those in any such forward-looking statements. Any forward-looking statement speaks only as of the date such statement was made, and the company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.
Additional Information About the Millennium Ethanol Merger and Where to Find It
US BioEnergy and Millennium Ethanol, LLC have filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed acquisition of Millennium Ethanol by US BioEnergy. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other relevant materials and any other documents filed by US BioEnergy or Millennium Ethanol with the SEC may be obtained free of charge at the SEC’s website (http://www.sec.gov). In addition, investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by US BioEnergy by directing a request to US BioEnergy Corporation, Attention: Investor Relations, at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, (651) 554-5491. Investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed with the SEC by Millennium by directing a request to Millennium Ethanol, LLC, Attention: Steve Domm, at 44608 273rd St., Marion, South Dakota 57403, (605) 648-3941.
Contacts
Investor Contact
US BioEnergy Corporation
Investor Relations, 651-554-5491
investor@usbioenergy.net
or
Media Contacts:
US BioEnergy Corporation
JD Bergquist, 651-554-5490
media@usbioenergy.net
or
Integrated Corporate Relations
James McCusker, 203-682-8200
jmccusker@icrinc.com